BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	INTERNATIONAL LAWYERS Plaza 66, Tower 1, 37th Floor 1266 Nanjing Road West Shanghai 200040, People’s Republic of China TELEPHONE (86) 21-2307-7000 FACSIMILE (86) 21-2307-7300 www.omm.com	NEW YORK SAN FRANCISCO SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

OUR FILE NUMBER

776796-0002

WRITER’S DIRECT DIAL

(86) 21-2307-7007

WRITER’S E-MAIL ADDRESS

kberney@omm.com

November 16, 2009

Tom Kluck

Phil Rothenberg

Yolanda Crittendon

Jorge Bonilla

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: 7 Days Group Holdings Limited

Amendment No. 1 to Registration Statement on Form F-1

Filed on November 6, 2009

Response to November 13, 2009 Comment Letter

Ladies and Gentlemen:

On behalf of 7 Days Group Holdings Limited (the “Company”), set forth below are the Company’s responses to your comment letter dated November 13, 2009 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form F-1 publicly filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2009, as amended by Amendment No. 1 to the Registration Statement as filed with the Commission on November 6, 2009 and Amendment No. 2 to the Registration Statement as filed with the Commission on November 16, 2009 (the “Registration Statement”).

Enclosed with this letter are:

•	seven copies of the Registration Statement, without exhibits; and

•	four additional copies of the Registration Statement, without exhibits, marked to show changes from Amendment No. 1 to the Registration Statement as filed with the Commission on November 6, 2009.

In addition, the Company respectfully advises the Staff that it is submitting a hard copy of the artwork for the prospectus as Annex I attached hereto.

For your convenience, the Company has reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by the Company’s corresponding response.

November 16, 2009 - Page 2

All references in the Company’s responses to pages and captioned sections are to the Registration Statement as amended by Amendment No. 2 to the Registration Statement as filed with the Commission on November 16, 2009. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the prospectus included in the Registration Statement as amended.

As discussed with the Staff, the Company respectfully advises the Staff that it will submit a request to the Commission on Tuesday, November 17, 2009 that the effectiveness of the Registration Statement be accelerated so that it shall become effective at 4:00 p.m. EST, on Thursday, November 19, 2009, or as soon thereafter as practicable. Towards that end, the Company is ready to discuss any open issue raised by the Staff.

The Company responds to the Comment Letter as follows:

Proposed Artwork

1.	We note your response to our prior comment #3 and your amended map. Your response states that the larger logos in your prior artwork reflect areas where the company has a greater concentration of hotels. Your new artwork does not differentiate between where you have more and where you have fewer hotels. Please revise this map to clearly indicate, both pictorially and briefly verbally, the difference in the number of your hotels in certain regions of China.

In response to the Staff’s comment, the Company has revised the new artwork as requested by the Staff.

2.	We note your response to our prior comment #5. As you disclose on page 109 of the prospectus under the heading “Largest member loyalty program in the Chinese economy hotel industry,” please disclose that it is your belief that you have the largest membership loyalty program in the Chinese economy hotel industry. Please also making [sic] conforming changes throughout your prospectus wherever you discuss your membership loyalty program.

In response to the Staff’s comment, the Company has revised the subject heading in the new artwork. In addition, the Company has made conforming changes on pages 4, 109 and 112 of the prospectus.

November 16, 2009 - Page 3

Capitalization, page 51

3.	Please revise the Capitalization section to disclose the as adjusted number of equity securities and ensure that it is consistent with the assumptions disclosed in the introduction to this section.

In response to the Staff’s comment, the Company has revised the table in the Capitalization section on page 51 to disclose the as adjusted number of ordinary shares. The Company respectfully confirms to the Staff that the as adjusted number of ordinary shares is consistent with the assumptions disclosed in the introduction to this section.

****

If you have any questions or wish to discuss any matters with respect to this letter or the correspondingly revised Registration Statement, please do not hesitate to contact me by telephone at 86-21-2307-7007 or by email at kberney@omm.com. You can also contact Todd Hamblet by telephone at (415) 984-8823 or by email at thamblet@omm.com.

Sincerely,

/s/ Kurt J. Berney

Kurt J. Berney

of O’MELVENY & MYERS LLP

Enclosures

cc:	Mr. Nanyan Zheng

Mr. Eric Wu

(7 Days Group Holdings Limited)

Jonathan Stone, Esq.

(Skadden, Arps, Slate, Meagher & Flom)

Martin Dunn, Esq.

Robert Plesnarski, Esq.

(O’Melveny & Myers)

Annex I

A LEADING AND FAST GROWING NATIONAL ECONOMY HOTEL CHAIN

- Third largest national economy hotel chain by number of hotels, with 283 hotels and 28,266 rooms in operation
- Fastest growing top-ten national economy hotel chain
- Large membership loyalty program with over eight million members
- Pipeline of 77 hotels and 7,476 rooms under conversion

* Logo size generally proportionate to hotel concentration

Continued growth in number of hotels in operation

Number of Hotels
5
24
106
223
283
2005
2006
2007
2008
9 months ended September 30, 2009

As of December 31 of 2005, 2006, 2007 and 2008

7天连锁酒店

Powerful 7 Days Inn brand and continuous innovation driving growth and performance

Consistent, quality and value-for-money accommodations

Nationally recognized brand and industry leading technology

7 Days Club

Large membership loyalty program with over eight million members

Travel discounts and reward incentives to promote loyalty

Partnership programs with leading Chinese airlines and banks

eCommerce Platform

*Top ranked website among Chinese economy hotel chains**

24/7 customer support

One-stop convenience - ability to locate hotels and make reservations online or by WAP or SMS

Online game and members' discussion forum to provide feedback

Continuous Innovation

Introduced the first real-time online economy hotel reservation system in China

Proprietary IT system allowing centralized financial and operational management

Centralized laundry facilities distributing seal-packaged towels

*By internet traffic at September 30, 2009, according to Alexa.com

7 Days Inn